EXHIBIT 99.1

August 15, 2023, Toronto, Ontario – GameSquare Holdings, Inc. (“GameSquare”, or the “Company”) (NASDAQ:GAME)(TSXV:GAME) today announced that the Company has entered into new Employment Agreements with Justin Kenna (“Mr. Kenna”) and Lou Schwartz (“Mr. Schwartz”), in respect of their roles as Chief Executive Officer and President, respectively, of the Company.

Under Mr. Kenna’s Employment Agreement, Mr. Kenna was granted 495,720 restricted share units (each, an “RSU”) of the Company pursuant to the Company’s equity incentive plan (“Omnibus Plan”), which will vest one year following the grant date and entitle the holder thereof to one common share of the Company or a cash payout equal to the value of the RSUs on settlement.

About GameSquare Holdings, Inc.

GameSquare Holdings, Inc. (NASDAQ:GAME | TSXV:GAME) is a vertically integrated, digital media, entertainment and technology company that connects global brands with gaming and youth culture audiences. GameSquare's end-to-end platform includes GCN, a digital media company focused on gaming and esports audiences, Cut+Sew (Zoned), a gaming and lifestyle marketing agency, USA, Code Red Esports Ltd., a UK based esports talent agency, Complexity Gaming, a leading esports organization, Fourth Frame Studios, a creative production studio, Mission Supply, a merchandise and consumer products business, Frankly Media, programmatic advertising, Stream Hatchet, live streaming analytics, and Sideqik a social influencer marketing platform. www.gamesquare.com

Media and Investor Relations

Andrew Berger

Phone: (216) 464-6400

Email: IR@gamesquare.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.